SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                        SCHEDULE 13D

          Under the Securities Exchange Act of 1934
                    (Amendment No.  2 )*

                    American Exploration Company

                      (Name of Issuer)


                Common Stock, par value $.05 per share

               (Title of Class of Securities)

                          025762-10-5

                       (CUSIP Number)



                      Peter E. Lorenzen
                   Snyder Oil Corporation
                       777 Main Street
                         Suite 2500
                    Fort Worth, TX  76102
                         (817) 338-4043

       (Name, Address, and Telephone Number of Person
      Authorized to Receive Notices and Communications)

                       January 19, 1994
          (Date of Event which Requires Registrant
                     of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box.

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
               (Continued on following pages)

CUSIP No. 025762-10-5          13D

1  Name of Reporting Person
 S.S. or I.R.S. Identification No. of Above Person
   Snyder Oil Corporation
     I.R.S. Identification No. 75-2306158


2  Check the Appropriate Box if a Member of a Group*  (a)

                                                      (b)

3  SEC USE ONLY


4  Source of Funds*
            WC BK

5  Check Box if Disclosure of Legal Proceedings is Required
   Pursuant to Items 2(d) or 2(e)

6  Citizenship or Place of Organization
             Delaware

                  7 Sole Voting Power
    Number of         5,816,538
     Shares
  Beneficially    8 Shared Voting Power
    Owned By            0
      Each
    Reporting     9 Sole Dispositive Power
     Person         5,816,538
      With
                  10 Shared Dispositive Power
                      0

11 Aggregate Amount Beneficially Owned by Each Reporting
   Person
              5,816,538

12 Check Box if the Aggregate Amount in Row (11) Excludes
   Certain Shares*

13 Percent of Class Represented by Amount in Row (11)
              8.4%

14 Type of Reporting Person*
        CO

               *SEE INSTRUCTIONS BEFORE FILLING OUT!
               CUSIP No. 025762-10-5          13D


Item 5.   Interest in Securities of the Issuer.

Item 5 is amended to read as follows:

     On January 19, 1994, SOCO holds 5,816,538 shares of Common Stock, representing approximately 8.4% of the 69,417,425 shares of Common Stock as of October 29, 1993 as reported by the Issuer in its Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 1993. To the best of SOCO's knowledge, no other person named in Item 2 above beneficially owns any of the Issuer's Common Stock.

     During the 60 days prior to the date hereof, SOCO has effected the following purchases and sales of the Common Stock:

                    Number of        Price          Type of
Date                 Shares        Per Share      Transaction

December 10, 1993    137,000       $1.1875        Purchase
December 13, 1993     83,300       $1.1875        Purchase
December 14, 1993      4,500       $1.1875        Purchase
December 14, 1993    300,000       $1.2500        Purchase
January   6, 1994    826,238       $1.4375        Purchase
January  14, 1994      1,000       $1.8125        Sale
January  19, 1994  1,035,000       $1.5000        Purchase

All such transactions were market purchases.

                             SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          DATE:  January 20, 1994
                                        SNYDER OIL CORPORATION

                                        By:  Peter E. Lorenzen
                                             Peter E. Lorenzen
                                             Vice President